September 24, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brian R. Cascio

Re:	Entorian Technologies Inc.

Form 10-K for the year ended December 31, 2007

File No. 0-50553

Dear Mr. Cascio:

I am writing in response to your letter dated September 5, 2008, regarding the subject matter set forth above. I have numbered my responses to correspond to the numbers in your letter.

Form 10-K for the Year Ended December 31, 2007

Critical Accounting Estimates-Revenue Recognition and Presentation, page 43

Note 2 Summary of Significant Accounting Policies – Revenue Recognition, page 59

SEC Comment:

1.	We refer to your response to comment 3 in our letter dated July 21, 2008. Please confirm that you will provide the disclosures about sales of consigned inventory included in your response in future filings. In addition, quantify the amount of sales of consigned inventory in future filings.

Entorian Reply:

We will expand our disclosure in future filings. We will disclose the amount of consigned inventory sales, net of cost, that we report as revenue.

Note 3. Southland Acquisition, page 62

SEC Comment:

2.	We refer to your response to comment 8 in our letter dated July 21, 2008. Please tell us whether you plan to take full responsibility for the allocation of the purchase price and the valuation of assets and liabilities of the acquired entity and if you will remove the reference to the independent valuation firm in future filings.

Entorian Reply:

We do plan to take full responsibility for the allocation of the purchase price and the valuation of assets and liabilities of the acquired entity. We will eliminate reference to valuation firms in future filings.

Item 9.A. Controls and Procedures, page 78

SEC Comment:

3.	We note from your response and the Form 10-K amendment filed on August 14, 2008 that your management continues to conclude that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 21, 2008, we asked you to consider whether management’s failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. The company’s response and conclusion does not appear to have considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time period specified in the Commission’s rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please amend the 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year, and explain why.

Entorian Reply:

We advise the Staff that, despite the previous omission of the management report on internal control over financial reporting, management, with the participation of the chief executive officer and chief financial officer, had in fact assessed the effectiveness of our internal control over financial reporting as of December 31, 2007 and determined that such internal control was effective. In response to your prior comment, we filed an amended 10-K reporting this evaluation and conclusion. In response to your current comment, we are supplementally providing our proposed Item 9A language for your review and respectfully request that we have the opportunity to discuss it with the Staff prior to filing our 10-K/A.

ITEM 9A. CONTROLS AND PROCEDURES

The SEC defines the term “disclosure controls and procedures” to mean a company’s controls and other procedures that are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Securities Exchange Act of 1934 (the Exchange Act) is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15d-15(e) promulgated under the Exchange Act, as of the end of the period covered by this annual report and originally concluded that our disclosure controls and procedures, excluding the controls performed at our Southland subsidiary, were effective for this purpose. This assessment excluded the controls performed at our Southland subsidiary because we acquired it in the second half of 2007. Southland’s total assets and total revenue represented approximately 24% of our total assets and approximately 16% of our total revenue, respectively, as of December 31, 2007. While we are addressing Southland’s controls and procedures, we are permitted to exclude an acquisition for our assessment if, among other circumstances and factors, there is not adequate time between the closing date of the acquisition and the assessment date to assess its internal controls.

Subsequent to management’s original evaluation of our disclosure controls and procedures, we discovered that we failed to include in our originally filed 10-K our management’s report on internal control over financial reporting. As described below, management, with the participation of our chief executive officer and chief financial officer, had completed its evaluation of our internal control over financial reporting as of December 31, 2007, but we failed to include the report in our original filing. Solely as a result of this omission, our management, with the participation of our chief executive officer and our chief financial officer, has now concluded that our disclosure controls and procedures contained a deficiency with respect to our management report on internal control over financial reporting, and were consequently not effective as of December 31, 2007. We have taken steps to remediate this deficiency by implementing improved disclosure controls and procedures with respect to the management report on internal control over financial reporting. While this deficiency was a source of potential risk, we do not believe that this deficiency affected our financial statements or that such deficiency resulted in any errors in our previously reported financial statements that would require restatement.

It should be noted that in designing and evaluating our disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met due to numerous factors, ranging from errors to conscious acts of an individual, or individuals acting together. In addition, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of inherent limitations in a cost-effective control system, misstatements due to error and/or fraud may occur and not be detected.

Management’s Report on Internal Control over Financial Reporting

Our management, under the supervision of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2007 pursuant to Rule 13a-15 under the Exchange Act. Our management based its evaluation on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management, with the participation of our chief executive officer and chief financial officer, concluded that, as of December 31, 2007, our internal control over financial reporting was effective. As set forth in more detail above in this Item 9A, our evaluation excluded our Southland subsidiary, because we acquired it in the second half of 2007.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2007 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

SEC Comment:

4.	We refer to your response to comment 9 in our letter dated July 21, 2008. The first sentence of the first paragraph does not include the exact language specified by the Regulations. Please revise as appropriate. In addition, please revise to state, if true, that the evaluation of effectiveness was pursuant to Exchange Act Rule 13a-15 and remove the reference to the COSO report which applies to Internal Control over Financial Reporting, not to Disclosure Controls and Procedures.

Entorian Reply:

We have addressed the Staff’s comment with our proposed revision set forth in our response to Comment 3, above. We removed the reference to the COSO report, as requested.

Changes in Internal Controls Over Financial Reporting, page 78

SEC Comment:

5.	Please revise to make the representation about whether or not there have been changes for the quarter ended December 31, 2007, not the year then ended. We see the representation was for the correct period in the original filing.

Entorian Reply:

We will make the requested change in our Form 10-K/A.

Form 10-Q for the quarter ended June 30, 2008

Financial Statements

Note 8. Commitments and Contingencies, page 10

SEC Comment:

6.	We reference the letter from Samsung and related refund request for the errors in the royalty reports. Please tell us why you have not recorded any amounts related to the refund request and why you believe your revenue recognition is correct.

Entorian Reply:

In connection with its refund request, Samsung provided us with revised royalty reports that provided a lower unit volume of shipments that were subject to royalties. In evaluating the revised unit volume information in the reports, we obtained evidence from a third-party vendor that Samsung purchased more flexible circuits for use in the products than Samsung reported to us in its revised royalty reports. We subsequently discussed this information with Samsung, and Samsung’s response was that the difference was due to a manufacturing yield loss of almost 5%, which resulted in a lower amount of finished products being completed and shipped to end customers. We believe that Samsung’s asserted yield loss rate is an excessive yield loss rate for these manufacturing processes. We have experienced less than a 1% yield loss for several years on these products, and Samsung is a larger and more experienced manufacturer, so yield losses above 1% are unexpected. We also note that Samsung had not previously in communicated this yield loss rate in previous royalty reports received over the course of two years.

As a result of the inconsistent information provided to us by Samsung, the independent information we have obtained, and the reported high yield loss, we do not believe we can rely on Samsung’s revised royalty reports. We have continued to have discussions with Samsung management regarding the resolution of this matter. As discussed below, we believe that the revenue recognition criteria were met upon receiving the initial royalty reports from Samsung. We believe that the subsequent claim from Samsung should be evaluated as a loss contingency under Financial Accounting Standard No. 5, Accounting for Contingencies. Based on our analysis of the facts supporting this claim and our recent discussions with Samsung, we do not believe that we have a probable or estimable loss for this contingency and therefore we have not recorded a loss contingency for this matter.

We also reconsidered the original revenue recognition policy for the Samsung royalty arrangement. We considered the criteria for revenue recognition under Staff Accounting Bulletin No. 104, which are (1) persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price is fixed or determinable; and (4) collectability is reasonably assured. In consideration of these four requirements we noted the following: (1) We have a signed license agreement dated July 18, 2005, so there is evidence that an arrangement exists. (2) Samsung purchased flex circuits from a third party and manufactured the products in question for end customers. Samsung provided us with royalty reports that provided shipping information of these products to end customers. We have historically validated the shipping data on these reports based on shipping information provided by the third party supplier of flex circuits to Samsung. (3) The royalty rate was fixed and determinable as set forth in the license agreement. (4) Samsung has consistently paid us royalties for over two years as required under the terms of the license agreement and based on royalty reports provided by Samsung. Prior to receiving the refund request from Samsung, there have been no previous claims during the term of this arrangement. Therefore, we believe that all four criteria for revenue recognition policy have been met.

Given the evaluations we performed discussed above and the current facts, we do not believe it would be appropriate to make any changes to our financial reports or book allowance related to this refund request.

Item 4. Controls and Procedures, page 31

SEC Comment:

7.	Please revise your disclosures about controls and procedures in Item 4, as appropriate, to address the above comments on your Form 10-K.

Entorian Reply:

Our Form 10-Q for the second quarter of 2008 included the required information, but we did not separate our disclosure regarding disclosure controls and internal controls over financial reporting into separate paragraphs. In response to your comment, we are supplementally providing our proposed Item 4 language for your review and respectfully request that we have the opportunity to discuss it with the Staff prior to filing our 10-Q/A.

ITEM 4. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15d-15(e) promulgated under the Exchange Act, as of the end of the period covered by this quarterly report, and originally concluded that our disclosure controls and procedures, excluding the controls performed at our Southland subsidiary, were effective for this purpose. This assessment excluded the controls performed at our Southland subsidiary because we acquired it in the second half of 2007. Southland’s total assets and total revenue represented approximately 26% of our total assets and approximately 50% of our total revenue, respectively, as of June 30, 2008. While we are addressing Southland’s controls and procedures, we are permitted to exclude an acquisition for our assessment if, among other circumstances and factors, there is not adequate time between the closing date of the acquisition and the assessment date to assess its internal controls.

Changes in Internal Control Over Financial Reporting. There have been no changes in our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

If you have any questions or comments, please do not hesitate to contact me at 512/454-9531, ext. 222, or Stephanie Lucie, Entorian’s General Counsel, at 512/454-9531, ext. 228.

Sincerely,

/s/ W. Kirk Patterson

W. Kirk Patterson

SVP and Chief Financial Officer